UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER
0-22026

FORM 12b-25

CUSIP NUMBER
76009U 10 4

NOTIFICATION OF LATE FILING
(check one)

/X/	FORM 10-K	/ /	FORM 20-F	/ /	FORM-11K	/ /	FORM 10-Q	/ /	FORM N-SAR

For period Ended:   September 30, 2000

/ /	Transition Report on Form 10-K	/ /	Transition Report on Form 10-Q
/ /	Transition Report on Form 20-F	/ /	Transition Report on Form N-SAR
/ /	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

Part I - REGISTRANT INFORMATION

Rent-Way, Inc.
(Full Name of Registrant)

One RentWay Place (Address of Principal Executive Office)	Erie, Pennsylvania 16505 (City, Sales and Zip Code)

PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/X/        (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/        (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /        (c)   The Accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

        The Company cannot file its Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the “2000 10-K”) on or before its filing date (due 90 days after the end of its September 30, 2000 fiscal year) without unreasonable effort because:

        As the Company announced on October 30, 2000 and December 12, 2000, the Company has undertaken an investigation into certain accounting matters, including potential accounting irregularities and has preliminarily determined that these accounting matters will have a negative, non-cash impact of between $65.0 and $75.0 million pre-tax on fiscal year 2000 earnings. As a result of this investigation, the Company has not completed the preparation, and its independent auditors have not completed the audits of the Company’s financial statements for the fiscal year ended September 30, 2000, which are to be included in the 2000 10-K. The Company is working to complete the investigation and, with its auditors, the audited financial statements in time to permit the Company to file the 2000 10-K with the Commission within the time period allowed by this extension.

PART IV - OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification:

          William E. Morgenstern           (814) 455-5378

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          /X/  Yes  /  / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

          /X/  Yes  /  / No

        If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. This explanation is as follows:

        In its Annual Report on Form 10-K for the fiscal year ended September 30, 1999, the Company reported net income of $14.6 million for the fiscal year ended September 30, 1999. As stated in a news release issued on December 12, 2000 (which was included in a Current Report on Form 8-K that the Company filed with the Commission on December 14, 2000), the Company expects to report net income (loss) of approximately $4.7 million to ($2.3 million) for the fiscal year ended September 30, 2000.

Rent-Way, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2000	By:/s/ William E. Morgenstern William E. Morgenstern President & Chief Executive Officer